02050722

PE 8-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of August 2002

CINAR Corporation
(translation of registrant's name into English)

1055, René Lévesque Blvd East, Montreal, Quebec, Canada H2L 4S5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ____ Form 40-F X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2002

CINAR CORPORATION
(Registrant)

By: ____________________
Barrie Usher
President & Chief Executive Officer
(Signature)*

* Print the name and title of the signing officer under his signature.

EXHIBIT

Press Release, dated August 2, 2002 – CINAR announces preliminary approval of settlement of the class action claims news release

CINAR

For immediate release

CINAR ANNOUNCES PRELIMINARY APPROVAL OF SETTLEMENT OF THE CLASS ACTION CLAIMS

Montréal, (Qc) Canada - August 2, 2002 - CINAR Corporation announced today that it has signed a settlement agreement settling class actions brought against it and certain other defendants in the United States and Canada. The settlement agreement formalizes the terms of the agreement in principle announced on April 26, 2002. The United States District Court for the Eastern District of New York has preliminarily approved the terms of the settlement.

Pursuant to the settlement that was preliminarily approved by the U.S. Court, the plaintiffs have agreed to receive an aggregate amount of US$25 million in full settlement of their claims against CINAR and certain other defendants. Furthermore, the U.S. Court directed that notice describing the terms of the settlement be distributed by plaintiffs to members of the class.

The final court hearing in the United States to approve the settlement is expected to occur on or about November 19, 2002. The settlement is also conditional on the approval of the Quebec Superior Court, and the parties are proceeding to seek that approval.

CINAR has been issuing semi-monthly status updates since April 20, 2000.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families. Visit CINAR's web site at www.cinar.com.

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Contact:
Louise Sansregret, M.A., M.B.A.
Vice President, Corporate Affairs and Corporate Secretary
CINAR Corporation
(514) 843-7070